UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006 (August 24, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement: 24-Aug-2006

Title: Open Briefing®. Ansell. CEO & CFO on FY 07 Outlook

Record of interview:

corporatefile.com.au

Ansell Limited today reported net profit of US$86.7 million for the year ended June 2006, up from US$40.1 million in the previous year. Before write-downs relating to the South Pacific Tyres (SPT) joint venture, which you divested in January 2006, profit was US$90.8 million, down 10 percent, while EBIT was US$107.6 million, down 7 percent. You’ve indicated higher latex costs had a net US$14 million impact on EBIT, which implies that without the latex impact EBIT would have been up 5 percent. What were the main drivers of this underlying EBIT growth?

CEO Doug Tough

The main driver was strong sales, with a really good second half in particular. We’ve also continued to find efficiencies across the company. This makes the latex margin issue all the more frustrating. Although latex is our single biggest input cost, more than half our business – about 52 percent – is non-latex-dependent. The overall profit performance of that part of the business was positive. This shows the benefits of our diversified portfolio, by both product line as well as geography.

corporatefile.com.au

In 2006 Ansell’s revenue was up 5 percent to US$849.1 million, the highest level of growth for eight years. Second half revenue growth was 9 percent, compared with 2 percent in the first half. What was behind the pick-up in growth and is it sustainable?

CEO Doug Tough

Our second half is always better than the first, which is when the northern hemisphere summer holidays occur. We’ve seen our sales growth as merely adequate in recent years and we’ve done a lot of work to step growth up to a higher level. These initiatives started to come together in the second half and we’re quietly confident this will continue into the first half of the 2007 financial year.

corporatefile.com.au

Before the SPT write-down, EPS for 2006 was US$0.573 per share, down 5 percent, but within your guidance range of US$0.54 to US$0.57. Your guidance for the current year ending June 2007 is EPS in the range of US$0.46 to US$0.50, partly reflecting latex cost pressures, net of selling price increases and manufacturing initiatives. Do you expect a further latex price increase of the order of 2006’s 73 percent latex price rise?

CFO Rustom Jilla

No one seems to have been able to reliably predict latex prices in recent times and we’ve been no exception. We’re estimating an average latex price of MYR5.50 a wet kilogram. The current price is around MYR5.00 but we’d expect prices to rise during wintering, which runs from February to May each year. So we still may have our challenges despite the recent latex price reduction. Please remember our EPS guidance is based on latex averaging no more than MYR5.50 a wet kilogram and passing on at least some of these latex price rises to our customers.

corporatefile.com.au

What level of selling price rises do you expect to be able to introduce in the current market environment?

CEO Doug Tough

Though we can’t be specific for obvious competitive reasons, we’re seeking to recover as much of the latex cost increases as possible for products such as examination and household gloves. Latex makes up a sizeable part of the cost of those products and margins are already razor sharp due to extreme competitive pressures.

corporatefile.com.au

Your 2007 guidance also reflects an increase in overheads relating to growth initiatives. Why weren’t these initiatives introduced sooner and will the overhead increase need to be sustained in future years to ensure ongoing growth?

CFO Rustom Jilla

Each year we spend on growth initiatives as deemed necessary. Occasionally, opportunities come along that are worth greater investment. In the 2007 financial year, we have a couple of these involving potential technology breakthroughs. In addition, extra resources are going into developing our position in emerging markets, new channels, new markets, and into making value enhancing acquisitions. We may maintain this higher level of spend but obviously we’re expecting a pay-back through higher sales and operational leverage.

corporatefile.com.au

To what extent will your strategic expansion plans be set back by your failure to complete the acquisition of Unimil, a condom maker listed in Poland?

CEO Doug Tough

In our judgement we offered a fair price for the Unimil business, overpaying not being in the best interests of our shareholders. Unimil would have provided benefits for us in Eastern Europe but it’s a small business and although we’re disappointed we were unable to acquire it, we have other plans that can now proceed.

We’ll continue with the strategic evolution of the company we’ve outlined over the last couple of years. To remind you, the strategy is based on organic growth through new products, new channels and new markets, for example, the growing HyFlex glove family, a new range of synthetic surgical gloves and testing the distribution of some of our Occupational gloves through new trade channels, as we’re doing today in Europe.

Secondly there’s a focus on geographic growth especially in emerging markets such as China, Russia and India. And a focus on technology, for example our recent agreement with Citrofresh, a developer of sanitising technology. We’re also looking for more bolt-on acquisitions. Our acquisition of condom marketer Jissbon in China is the poster child of the kind of strategic development we’re searching for in that area.

corporatefile.com.au

In the Occupational business which represents 50 percent of Ansell’s total sales, EBIT was US$60.7 million, down 1 percent from the previous year, on sales of US$424.6 million, up 4 percent. EBIT margin was 14.3 percent versus 14.9 percent. What caused the deterioration in margin given your efforts to continually update the product line-up? Are you gaining market share at the expense of margin?

CEO Doug Tough

Our Occupational division continues to grow nicely. As we go into emerging markets we find they’re unable to justify our top range gloves and tend to buy our simpler, earlier-version products which have lower margins. We continue to work at upgrading these new customers to the best gloves for the applications they’re involved in.

corporatefile.com.au

The Professional business, which represents 34 percent of Ansell’s revenue, booked EBIT of US$29.0 million in 2006, down 11 percent, on sales of US$289.0 million, up 5 percent. Margin fell to 10.0 percent from 11.8 percent, with the second half deteriorating to 9.0 percent. What’s your strategy to recover margins, in particular the margin damage relating to latex price increases, and to what extent are product price hikes gaining traction?

CEO Doug Tough

Price increases are never easy but we’re having some success as competitors too are raising prices in some markets. We’re also willing to discontinue supply if it’s unprofitable business. A good example of this is our exit from some US GPO contracts in the area of examination gloves. Our major focus however is to maintain our market share while introducing new products with innovative developments to attract customers and improve margins. We’re also looking at possible product revisions, if for example, we decide we’ve “over-engineered” a product.

corporatefile.com.au

In the Consumer business, which accounts for 16 percent of total revenue, EBIT fell 19 percent to US$17.9 million on sales of US$135.5 million, up 8 percent. Margin fell to 13.2 percent for the year, down from 17.4 percent. Sales growth strengthened to 12 percent in the second half, but margin dropped to 12.1 percent. You’re expanding your geographic footprint in Consumer, but can this compensate for your poor performance in the US retail condom market, which continues in spite of increases in marketing efforts?

CEO Doug Tough

The US market is very important to us but while our competitors continue to fight for market share there are significant challenges. We’ve launched a number of new products in the areas such as balms for women, supplements, fun products like 4Play and new packaging. These should improve our position over time. We’re looking to return to our previous market share in the US and have the emerging markets growth on top of that.

corporatefile.com.au

Ansell’s working capital increased US$16.3 million in 2006, compared with an increase of US$0.2 million in the previous year. To what extent is this a reflection of higher latex prices and your current growth initiatives? Will the growth initiatives require a further increase in working capital in 2007?

CFO Rustom Jilla

Latex price rises have certainly increased the value of our raw material stocks, work in progress and finished goods, and our growth initiatives have contributed to higher inventories for new products and higher receivables. Regionally, European receivables have been higher in recent months. Ironically our average working capital days for the year are slightly lower than the prior year, so what we’re seeing here is a higher ending working capital balance than desired. Looking forward, new growth initiatives will have some impact on working capital, commensurate with increased sales.

corporatefile.com.au

Ansell executed a US$76.1 million share buy-back and increased its total dividend payments by 27 percent to US$22.5 million, as well as reducing net interest bearing debt by US$53.5 million. Gearing stood at 10.8 percent at the end of June, down from 19.1 percent a year earlier. Will you consider further capital management initiatives or a sizeable acquisition in the near term?

CFO Rustom Jilla

Yes we plan to do both. We have no franking capacity, so buy-backs remain the most tax efficient method of returning surplus funds to shareholders. We’re constrained by the Corporations Law 10/12 rule at present and therefore can buy back only 5.7 million shares. However, we’re also seeking shareholder approval to have the ability to buy back a further 10 percent of issued capital. This is mainly to give us capital management flexibility. In terms of acquisitions, yes we continue to search and have full support from the board.

CEO Doug Tough

Value-adding acquisitions continue to be part of our evolutionary strategy for the company. We continue to see viable opportunities and we’re pursuing them aggressively.

corporatefile.com.au

Ansell announced an unfranked final dividend of A$0.12 per share, up from A$0.10 in 2005, bringing the total dividend paid for 2006 to A$0.21, up from A$0.17. What’s the rationale behind increasing the dividend when earnings and cash flow declined, and what’s the outlook for dividends in 2007 given your earnings expectations?

CFO Rustom Jilla

Our strategy has been to pay moderate, sustainable dividends that allow for steady growth. We have confidence in our cash generation ability and near-term earnings potential and hence the 2006 increase recommended by management and approved by the board.

CEO Doug Tough

The board recognises that buy-backs are the most efficient form of returning cash to shareholders but at the same time recognises that our small shareholders, and we have many, like cash dividends. While it’s premature to comment on the 2007 dividend level, we’d expect to sustain our track record of dividend payments and payout ratios based on our good cash generation capabilities.

corporatefile.com.au

Thank you Doug and Rustom.

For more information about Ansell, visit www.ansell.com or call David Graham on (+61 3) 9270 7215

For previous Open Briefings by Ansell, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: August 24, 2006